NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 20, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on January 09, 2026; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on January 09, 2026. The merger between City Office REIT, Inc.and MCME Carell Merger Sub, LLC, a wholly owned subsidiary of MCME Carell Holdings, LP, an affiliate of Elliott Investment Management L.P. and Morning Calm Management, LLC. became effective on January 9, 2026. The Merger Agreement provides that, among other things, prior to the effective time of the Merger, the Company will effect the redemption of all outstanding shares of the Company's 6.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the "Preferred Stock"), for an amount in cash equal to $25.00 per share of the Preferred Stock plus any accrued and unpaid distributions (whether or not declared), and subject to deduction for any required withholding tax (the "Preferred Stock Merger Consideration"). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on January 09, 2026.